PROJECT ROMANIA INC.

2490 W. 2nd Ave., Suite 404

Vancouver, BC Canada V6K 1J6

(604) 736-5777 (o)

(604) 736-5191 (f)

October 17, 2005

BY FAX

Tamara Brightwell

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 7010

Washington, D.C. 20549-7010

Dear Ms. Brightwell:

Subject:

Project Romania Inc. (the “Company”)

Form SB-2 filed March 22, 2005 (the “Registration Statement”)

File No. 333-123479

The Company respectfully requests that the Registration Statement be declared effective as of today’s date.

Yours truly,

/s/ R. Michael Stunden

R. Michael Stunden

Secretary and Chief Accounting Officer